Exhibit 14

IN THE CIRCUIT COURT FOR BALTIMORE CITY

CORVEX MANAGEMENT LP, et al.,

Plaintiffs,	CASE NO. 24-C-13-001111

v.

COMMONWEALTH REIT, et al.,

Defendants.

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFFS’

MOTION FOR PARTIAL SUMMARY JUDGMENT ON

COUNTS I AND II OF THE AMENDED COMPLAINT

John F. Morkan III Jackson B. Boyd OBER KALER GRIMES & SHRIVER A PROFESSIONAL CORPORATION 100 Light Street Baltimore, Maryland 21202 Phone: 410.685.1120 Fax: 410.547.0699
March 15, 2013

TABLE OF CONTENTS

			Page

INTRODUCTION			1

STATEMENT OF FACTS			2

I.	CommonWealth And Its Management		2

II.	CommonWealth’s Declaration Of Trust – The Governing Instrument		3

III.	The CommonWealth Trustees’ Unilateral Bylaw Amendments		4

	A.	2009 Bylaw Amendments ($2,000/1-Year Requirement For Removal Of Trustees)	4

	B.	2012 Bylaw Amendments (3%/3-Year Requirement For Nominations)	5

	C.	2013 Bylaw Amendments (3%/3-Year Requirement For Removal Of Trustees)	6

IV.	Plaintiffs Publicly State Their Intention To Seek The Removal Of The CommonWealth Trustees		7

V.	This Lawsuit And Motion		8

STANDARDS ON THIS MOTION			9

ARGUMENT			9

I.	Under Maryland Law, Bylaws That Are Inconsistent With A Declaration Of Trust Or That Otherwise Have The Effect Of Impairing Or Destroying Rights Granted By A Declaration Of Trust Are Invalid And Unenforceable		10

II.	The Bylaw Amendments Imposing The $2,000/1-Year Requirement And The 3%/3-Year Requirement Are Invalid And Unenforceable		11

	A.	The Declaration Of Trust Vests All CWH Shareholders With The Unequivocal Right To Remove The Board Of Trustees At Any Time With The Vote Of, Or Consent From, Two-Thirds Of CWH’s Outstanding Common Shares	11

	B.	The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time Can Only Be Modified By Amendment To CommonWealth’s Declaration Of Trust	13

TABLE OF CONTENTS

(continued)

			Page
C.	CommonWealth’s Trustees Have Bypassed The Declaration Of Trust And Unilaterally Modified The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time Through Bylaw Amendments		14

	1.	2009 Bylaw Amendments ($2,000/1-Year Requirement)	14

	2.	2013 Bylaw Amendments (3%/3-Year Requirement)	15

	3.	The Bylaw Amendments Have Impermissibly Created Different And Shifting Classes Of Common Shareholders With Different Rights	16

D.	The Clear Effect Of The Bylaw Amendments Is To Limit, Impair, And Destroy The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time		16

CONCLUSION			17

TABLE OF AUTHORITIES

Page(s)
Cases

Airgas, Inc. v. Air Prods. & Chems., Inc., 8 A.3d 1182 (Del. 2010)	11

Brooks v. State, 26 Del. 1 (1911)	11

Catalyst Health Solutions, Inc. v. Magill, 414 Md. 457 (2010)	9

Darrin v. Hoff, 99 Md. 491 (1904)	13

Frankino v. Gleason, 1999 WL 1032773, 1999 Del. Ch. LEXIS 219 (Del. Ch. Nov. 5, 1999)	13

Gaskill v. Gladys Belle Oil Co., 16 Del. Ch. 289 (1929)	11

Kenney v. Morgan, 22 Md. App. 698 (1974)	1, 11, 16, 18

Megonnell v. United States Auto. Ass’n, 368 Md. 633 (2002)	9

Mutual Fire Ins. Co. v. Farquhar, 86 Md. 668 (1898)	10

Parry v. Allstate Ins. Co., 408 Md. 130 (2009)	9

Phillips v. Insituform of N. Am., Inc., 1987 WL 16285, 1987 Del. Ch. LEXIS 474 (Del. Ch. Aug. 27, 1987)	11, 17

Stevens v. Emergency Hospital of Easton, 142 Md. 526 (1923)	10

Twenty Seven Trust v. Realty Growth Investors, 533 F. Supp. 1028 (D. Md. 1982)	12

TABLE OF AUTHORITIES

(continued)

Page(s)

Statutes & Rules

Md. Code Ann., Corps. & Ass’ns § 2-103	10

Md. Code Ann., Corps. & Ass’ns § 8-101	2, 3

Md. Code Ann., Corps. & Ass’ns § 8-202	12, 13, 18

Md. Code Ann., Corps. & Ass’ns § 8-205	12, 13, 18

Md. Code Ann., Corps. & Ass’ns § 8-301	1, 4, 10, 16, 17

Md. Code Ann., Corps. & Ass’ns § 8-501	13

Md. Code Ann., Cts. & Jud. Proc. § 3-401 et seq	9

Md. Code Ann., Cts. & Jud. Proc. § 3-406	9

Md. Rule 2-501	9

Other Authorities

Legislative History to Md. Code Ann., Corps. & Ass’ns § 8-202(c); 1999 Ch. 395; House Bill 154, Explanation of Bill	12, 13

Plaintiffs Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), by their attorneys, respectfully submit this Memorandum of Law in support of their Motion for Partial Summary Judgment on Counts I and II of their Amended Complaint.

INTRODUCTION

This is a narrow motion on a straightforward matter of law. Plaintiffs are two of the largest shareholders of Defendant CommonWealth REIT (“CommonWealth” or “CWH”), a Maryland real estate investment trust, or REIT. Plaintiffs have repeatedly sought to engage with CommonWealth’s Board of Trustees to discuss issues of profound concern to CWH’s shareholders, only to be resoundingly ignored. As a result, on March 13, 2013, Corvex and Related filed papers with the U.S. Securities and Exchange Commission (“SEC”) to begin the process for a consent solicitation to remove the Board of Trustees. Absent declaratory relief from this Court, however, there may never be a vote because CommonWealth’s Trustees have unilaterally adopted bylaws to deny Plaintiffs and other CWH shareholders the right granted to them by CommonWealth’s Declaration of Trust to remove Trustees by means of written consent.

Under Maryland law, a declaration of trust is a REIT’s governing instrument, and a bylaw adopted by a REIT’s trustees is invalid and unenforceable if it is inconsistent with law, or inconsistent with, or has the effect of impairing or destroying, a right granted by the REIT’s declaration of trust. Md. Code Ann., Corps. & Ass’ns § 8-301(11); Kenney v. Morgan, 22 Md. App. 698, 713–14 (1974) . Here, CommonWealth’s Declaration of Trust grants all CWH shareholders the unequivocal right to remove Trustees at any time with the requisite vote or consent. CommonWealth’s Trustees, however, have adopted bylaws to limit, impair, and eviscerate that right. The issue before the Court on this motion is whether those bylaws, as written, are inconsistent with law, or inconsistent with or have the effect of impairing or destroying, a right granted by CommonWealth’s Declaration of Trust, as written.

As explained herein, the bylaw amendments at issue are invalid and unenforceable as a matter of law. Accordingly, summary judgment should be granted in Plaintiffs’ favor.

STATEMENT OF FACTS

I.	CommonWealth And Its Management

Defendant CommonWealth REIT is organized under the Maryland REIT Law, Md. Code Ann., Corps. & Ass’ns §§ 8-101 to 8-801. A Maryland REIT is an organized business entity “in which property is acquired, held, managed, administered, controlled, invested, or disposed of for the benefit and profit of any person who may become a shareholder.” Md. Code Ann., Corps. & Ass’ns § 8-101(c) (emphasis supplied). The common shares of CommonWealth are publicly traded on the New York Stock Exchange under the ticker CWH. (Ex. 1).

CommonWealth has a Board composed of five Trustees, but its day-to-day operations are entirely run by an external manager, Defendant Reit Management and Research LLC (“RMR”). (Ex. 1).1 CommonWealth’s Trustees own very little stock in CommonWealth (less than 1% of CWH’s common shares), but have significant interests and ties to CommonWealth’s manager, RMR. Indeed, the two Managing Trustees of CommonWealth, Defendant Barry M. Portnoy and his son Defendant Adam D. Portnoy, are the co-owners of RMR. (Ex. 1).2

The fees that CommonWealth pays RMR are based primarily on the historical cost basis of assets held by CommonWealth. (Ex. 11). Thus, the more RMR commits CommonWealth to spend, the more RMR is paid. (Ex. 11). Over the last five years, CommonWealth has paid $335 million in management fees to RMR. (Ex. 11).

[1]	All references in the form (Ex. ) shall be to the exhibits of the Declaration of Jonathan D. Fortney, dated March 15, 2013.
[2]

Moreover, although touted as “Independent Trustees” on CommonWealth’s website, Defendants William A. Lamkin and Frederick N. Zeytoonjian are both affiliated with other REITs managed by RMR. Lamkin is a trustee of Hospitality Properties Trust and Select Income REIT, two former subsidiaries of CommonWealth that are controlled by RMR. Similarly, Zeytoonjian is a trustee of Senior Housing Properties Trust, a former subsidiary of CommonWealth controlled by RMR. (Ex. 1).

II.	CommonWealth’s Declaration Of Trust – Governing Instrument

Each Maryland REIT is governed by a foundational document known as a Declaration of Trust. See Md. Code Ann., Corps. & Ass’ns § 8-101(b). CommonWealth’s original Declaration of Trust was filed with the State Department of Assessments and Taxation of Maryland on October 9, 1986. (Ex. 2). With limited exceptions not applicable here, CommonWealth’s Declaration of Trust only may be amended by both a majority vote of shareholders and the approval of a majority of the Trustees:

8.3. Amendment Procedure. This Declaration may be amended (except that the provisions governing the personal liability of the Shareholders, Trustees and of the officers, employees and agents of the Trust and the prohibition of assessments upon Shareholders may not be amended in any respect that could increase the personal liability of such Shareholders, Trustees or officers, employees and agents of the Trust) at a meeting of Shareholders by holders of shares representing a majority . . . of the total number of votes authorized to be cast in respect of Shares then outstanding and entitled to vote thereon. The approval of a majority of the Trustees (including a majority of the Independent Trustees) shall also be required for any such amendment. . . .

Declaration of Trust § 8.3 (Ex. 3).

Since 1986, CommonWealth’s Declaration of Trust has vested holders of CWH’s common stock with the right to remove Trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares:

2.3. Resignation, Removal and Death of Trustees. . . . A Trustee may be removed at any time with or without cause by vote or consent of holders of Shares representing two-thirds of the total votes authorized to be cast by Shares then outstanding and entitled to vote thereon, or with cause by all remaining Trustees. . . .

Id. § 2.3 (Ex. 3). The right to remove Trustees “at any time” is vested in all holders of CWH’s common shares, as “[a]ll Shares . . . have equal non-cumulative voting rights . . . and equal . . . other rights.” Id. § 6.1 (Ex. 3) (emphasis supplied).

III.	The CommonWealth Trustees’ Unilateral Bylaw Amendments

Under the Maryland REIT Law, a REIT may only “[m]ake and alter bylaws not inconsistent with law or with its declaration of trust. . . .” Md. Code Ann., Corps. & Ass’ns § 8-301(11) (emphasis added). Thus, although CommonWealth’s Trustees may, without shareholder approval, adopt Bylaws relating to the administration of CommonWealth’s affairs, the Declaration of Trust makes clear that the Bylaws must be consistent with both applicable law and the Declaration of Trust:

3.3. Bylaws. The Trustees may make or adopt and from time to time amend or repeal Bylaws (the “Bylaws”) not inconsistent with law or with this Declaration, containing provisions relating to the business of the Trust and the conduct of its affairs . . .

Decl. of Trust § 3.3 (Ex. 3) (emphasis supplied).

Notwithstanding the unambiguous prohibition against Bylaws that are “inconsistent with” the Declaration of Trust, CommonWealth’s Trustees have adopted Bylaws that contravene, and have the effect of limiting, frustrating, and revoking, the right held by all holders of CWH common stock under the Declaration of Trust to remove trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares.

A.	2009 Bylaw Amendments ($2,000/1-Year Requirement for Removal of Trustees)

In February 2009, CommonWealth’s Trustees adopted Bylaws (the “2009 Bylaw Amendments”) that, among other things, limited the right to seek a record date to commence the process of removing trustees by written consent to those shareholders who had held at least $2,000 in market value, or 1%, of CWH’s common shares for at least one year (the “$2,000/1-Year Requirement”). See Bylaws, effective February 25, 2009, §§ 2.14.1(a), 2.15 (Ex. 5).

The 2009 Bylaw Amendments effectively created two classes of common shareholders — one class with the right and ability to exercise rights granted to all shareholders in the Declaration of Trust and one class without those rights — based on the amount of stock held and the amount of time the stock had been owned. Id.

B.	2012 Bylaw Amendments (3%/3-Year Requirement for Nominations)

In January 2012, CommonWealth’s Trustees adopted Bylaws (the “2012 Bylaw Amendments”) to, among other things, require that any one or more shareholders seeking to nominate an individual to CommonWealth’s Board of Trustees at an applicable meeting of shareholders or by written consent must hold at least 3% of CommonWealth’s common shares and must have held such shares continuously for at least three years (the “3%/3-Year Requirement”). See Bylaws, effective January 10, 2012, § 2.14.1(b) (Ex. 6).

Under the Bylaws as they existed immediately prior to the 2012 Bylaw Amendments, a shareholder seeking to make such a nomination would have had to satisfy the $2,000/1-Year Requirement. Indeed, in its Current Report on Form 8-K filed on January 11, 2012, publicly disclosing the 2012 Bylaw Amendments, CommonWealth stated: “The share ownership requirement for shareholders seeking to propose business at an annual meeting, other than the nomination of individuals to the Board of Trustees, was not changed [by the 2012 Bylaw Amendment].” (Ex. 7). It was thus clear, by CommonWealth’s own plain statements, that the new 3%/3-Year Requirement only applied to nominations. Id.

C.	2013 Bylaw Amendments (3%/3-Year Requirement for Removal of Trustees)

On March 1, 2013, after Plaintiffs Corvex and Related stated in letters dated February 26 and 27, 2013 that they intended to commence a consent solicitation to seek the removal of CommonWealth’s Board of Trustees, CommonWealth’s Trustees amended the Bylaws (the “2013 Bylaw Amendments”) in an attempt to deprive Plaintiffs (and virtually every other CommonWealth shareholder) of the ability to participate in the commencement of a solicitation of shareholder action by written consent. Bylaws, effective March 1, 2013 (Ex. 8).

In a Form 8-K filed after the close of business on Friday, March 1, 2013, Defendants announced that Section 3.14 of the Bylaws had been amended to “clarify that a shareholder seeking to take action to remove one or more Trustees must comply with the same bylaw requirements as a shareholder making a nomination of an individual for election to the Board.” (Ex. 9) (emphasis supplied). As amended, the new Section 3.14 of the bylaws reads as follows:

Section 3.14. Removal of Trustees. A Trustee may be removed at any time (a) with or without cause by the affirmative vote of the holders of shares representing two-thirds of the total votes authorized to be cast by shares then outstanding and entitled to vote thereon, voting as a single class, at a meeting of shareholders properly called for that purpose or (b) with cause by the affirmative vote of all remaining Trustees. For the avoidance of doubt, any shareholder seeking to take action at a meeting of shareholders or by written consent to remove one or more Trustees shall comply with all of the requirements in ARTICLE II applicable to a shareholder seeking to nominate an individual for election to the Board of Trustees.

Bylaws, effective March 1, 2013, § 3.14 (Ex. 8) (emphasis supplied).

There had never previously been any “doubt” as to the fact that the 3%/3-Year Requirement did not apply to the process of removing trustees. Under the Declaration of Trust, all holders of CommonWealth’s common shares have the right to remove trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares. See Decl. of Trust § 2.3 (Ex. 3). This right, already eroded by the $2,000/1-Year Requirement imposed in 2009, was completely eviscerated by the Trustees’ purported “clarification” of Section 3.14 of the bylaws.

Indeed, in the wake of the 2013 Bylaw Amendments, there is virtually no individual shareholder who can request a shareholder meeting or commence a consent solicitation to remove the Board of Trustees. Prior to March 1, 2013, there were no more than two shareholders who had reported holding 3% or more of CWH’s common stock for three or more years. (Exs. 17–19). On March 5, 2013, CommonWealth closed a hastily arranged equity offering in which 34,500,000 new shares of common stock, or over 40% of the then outstanding common shares of the CommonWealth, were issued, thereby significantly diluting the percentage shares of pre-existing shareholders (the “Equity Offering”). (Ex. 15).

IV.	Plaintiffs Publicly State Their Intention To Seek The Removal Of The CommonWealth Trustees

Plaintiff Corvex Management LP is an investment firm. (Ex. 10). Plaintiff Related Fund Management, LLC is a real estate firm, with a portfolio of real estate assets valued at over $15 billion. (Ex. 11). Before the closing of the Equity Offering on March 5, 2013, Corvex and Related were the beneficial holders of approximately 9.8% of CWH’s common shares. (Ex. 10).

In an open letter to the Board of Trustees on February 26, 2013, Corvex and Related requested that CommonWealth’s Board of Trustees meet with them to discuss how to maximize long-term value for all of CWH’s shareholders, and warned that Corvex and Related were otherwise “prepared to seek the removal of the entire Board of Trustees though an action by written consent so that the Board may be replaced with Trustees that will be responsive and representative of the interests of all of CWH’s shareholders and not just its management.” (Ex. 11). In an open letter on February 26, 2013, Corvex and Related reiterated their desire to “immediately meet with management” and stated that they would be prepared to acquire all outstanding CWH stock for $25.00 per share. (Ex. 12). In an open letter on February 27, 2013, Corvex and Related stated that they “continue[d] to believe in the value of CWH under proper management” and were “increas[ing] our proposal to $27.00 per share.” (Ex. 14). In addition, Corvex and Related warned the Board of Trustees that they would “begin the process . . . to remove the entire Board of Trustees” if the Board did not respond to their request to engage “in good faith discussions” regarding the maximization of long-term shareholder value. Id.

CommonWealth’s Board of Trustees refused to meet with Corvex and Related, did not meet to consider their proposed $27.00 buyout of all CWH common stock, and instead issued a press release on February 27, 2013 stating that CommonWealth was pricing the Equity Offering at a mere $19.00 per share and would be closing the offering on March 5, 2013. (Exs. 20, 21).

V.	This Lawsuit And Motion

On February 27, 2013, Corvex and Related filed this lawsuit. See Complaint. After the close of business on Friday, March 1, 2013, in the midst of this very public back and forth with Plaintiffs, CommonWealth disclosed the 2013 Bylaw Amendments that purport to impose the 3%/3-Year Requirement. (Ex. 9). On March 5, 2013, the Equity Offering closed, and 34,500,000 new shares of common stock, or over 40% of CWH’s then outstanding common shares, were issued and sold. (Ex. 15). Although Plaintiffs placed an order for up to 9.8% of the new shares at a price of up to $27.00 per share, they were not sold a single share, despite the new shares being priced at $19.00 per share.

On March 13, 2013, Corvex and Related filed a preliminary statement with the SEC to begin the process for a solicitation of written consents to remove CommonWealth’s Board of Trustees. (Ex. 16). Absent prompt declaratory relief from this Court, however, there may never be a vote on the matter because CommonWealth’s Trustees will invoke the 3%/3-Year Requirement that they unilaterally adopted on March 1, 2013 (or the $2,000/1-Year Requirement or some other requirement that they unilaterally adopt) in order to deny Plaintiffs and other CWH shareholders the ability to set a record date to determine the shareholders who can exercise the right granted to them by the Declaration of Trust to remove Trustees with the vote of, or consent from, holders of two-thirds of CWH’s common shares.

On March 15, 2013, Corvex and Related filed an Amended Complaint and this Motion for Partial Summary Judgment on Counts I and II of the Amended Complaint3 seeking a declaration that the 2009 Bylaw Amendments and the 2013 Bylaw Amendments imposing the $2,000/1-Year Requirement and the 3%/3-Year Requirement are null, void, and of no effect.

STANDARDS ON THIS MOTION

Summary judgment should be granted where “there is no genuine dispute as to any material fact” and “the party in whose favor judgment is entered is entitled to judgment as a matter of law.” Md. Rule 2-501; Catalyst Health Solutions, Inc. v. Magill, 414 Md. 457, 470 (2010) (reversing and remanding to trial court for entry of partial summary judgment). The entry of summary judgment is particularly appropriate where, as here, “there is no dispute as to the terms of [written instruments] but only as to their meaning.” Megonnell v. United States Auto. Ass’n, 368 Md. 633, 642 (2002) (internal quotations and citations omitted).

ARGUMENT

The Maryland Declaratory Judgment Act gives this Court the jurisdiction and power to “determine[    ] any question of construction or validity arising under” a “written contract, or other writing constituting a contract” and make “a declaration of rights, status or other legal relations under it.” Md. Code Ann., Cts. & Jud. Proc. §§ 3-406, 3-401 et seq.; see also Parry v. Allstate Ins. Co., 408 Md. 130 (2009) (construing an insurance policy and affirming the trial court’s declaration that under the policy’s unambiguous terms, plaintiff was not liable to defendant for any benefits).

[3]	Under Maryland Rule 2-501, “any party may file at any time a motion for summary judgment on all or part of an action . . .” Md. Rule 2-501(a).

Here, Plaintiffs are entitled to summary judgment on Counts I and II of their Amended Complaint, and a declaration that the $2,000/1-Year Requirement and 3%/3-Year Requirement unilaterally adopted by CommonWealth’s Board of Trustees through the 2009 Bylaw Amendments and the 2013 Bylaw Amendments are invalid and unenforceable. After all, these bylaw amendments are inconsistent with, and have the clear effect of impairing, if not destroying, the right granted to all CWH shareholders under the Declaration of Trust to remove the Board of Trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares.

I.	Under Maryland Law, Bylaws That Are Inconsistent With A Declaration Of Trust Or That Otherwise Have The Effect Of Impairing Or Destroying Rights Granted By A Declaration Of Trust Are Invalid And Unenforceable

Under the Maryland REIT Law, a REIT may only “[m]ake and alter bylaws not inconsistent with law or with its declaration of trust. . . .” Md. Code Ann., Corps. & Ass’ns § 8-301(11) (emphasis added); see also Md. Code Ann., Corps. & Ass’ns § 2-103(15) (“[A] Maryland corporation has the general powers . . . to . . . [a]dopt, alter, and repeal bylaws not inconsistent with law or its charter. . . .”) (emphasis supplied). Similarly, CommonWealth’s Declaration of Trust makes clear that any Bylaws adopted by the Trustees must be “not inconsistent with law or with this Declaration.” Decl. of Trust § 3.3 (emphasis supplied).

Thus, a bylaw that conflicts with a declaration of trust or charter is null and void. Stevens v. Emergency Hospital of Easton, 142 Md. 526, 536 (1923) (“The constitution, however, is a part of the fundamental law of such an association, and it prevails over the provisions of a conflicting by-law.”); Mutual Fire Ins. Co. v. Farquhar, 86 Md. 668, 673 (1898) (“Neither a by-law nor a usage having the force of a by-law, can be supported if repugnant to any provision of the charter.”); see also Airgas, Inc. v. Air Prods. & Chems., Inc., 8 A.3d 1182, 1194 (Del. 2010) (finding invalid a bylaw that “frustrate[d] the plan and purpose” behind a charter provision); Gaskill v. Gladys Belle Oil Co., 16 Del. Ch. 289, 296 (1929) (“The by-laws must succumb to the superior authority of the charter” because “‘[a] by-law that restricts or alters the voting power of stock of a corporation as established by the law of its charter, is of course void.’”) (quoting Brooks v. State, 26 Del. 1, 41 (1911) ).

Indeed, “[i]t is settled law that a corporation has no power to adopt bylaws which impair or destroy the obligations of contracts or rights thereunder or vested rights, and that bylaws which have that effect are invalid and unenforceable against a person whose rights are impaired or destroyed thereby.” Kenney , 22 Md. App. at 713–14 (emphasis supplied); see also Phillips v. Insituform of N. Am., Inc., 1987 WL 16285, at *9, 1987 Del. Ch. LEXIS 474, at *29 (Del. Ch. Aug. 27, 1987) (“It is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter.”) (emphasis supplied).

II.	The Bylaw Amendments Imposing The $2,000/1-Year Requirement And The 3%/3-Year Requirement Are Invalid And Unenforceable

Here, the 2009 Bylaw Amendments and the 2013 Bylaw Amendments should be declared invalid and unenforceable because their clear effect is to limit, impair, and extinguish a vested shareholder right under the Declaration of Trust.

A.	The Declaration Of Trust Vests All CWH Shareholders With The Unequivocal Right To Remove Trustees At Any Time With The Vote Of, Or Consent From, Two-Thirds Of CWH’s Outstanding Common Shares

Under the Maryland REIT Law, the shareholders of a REIT such as CommonWealth “may remove any trustee, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of trustees, except . . . [a]s otherwise provided in the declaration of trust of the real estate investment trust.” Md. Code Ann., Corps. & Ass’ns

§ 8-205(a)(2) (emphasis supplied).4 Moreover, the Maryland REIT Law requires a REIT’s declaration of trust to “provide a description of each class [of stock], including any . . . voting powers.” Id. § 8-202(b)(1)(viii). Thus, any provisions addressing the removal of trustees and the voting powers of shareholders must be contained in a REIT’s declaration of trust.5

CommonWealth’s Declaration of Trust provides holders of CWH’s common stock with the unequivocal right to remove Trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares:

2.3. Resignation, Removal and Death of Trustees. . . . A Trustee may be removed at any time with or without cause by vote or consent of holders of Shares representing two-thirds of the total votes authorized to be cast by Shares then outstanding and entitled to vote thereon, or with cause by all remaining Trustees. . . .

Decl. of Trust § 2.3 (Ex. 3). Imposing holding period and ownership requirements on shareholders unlawfully limits a shareholder’s right to seek to take action in accordance with Section 2.3. Moreover, the unequivocal right to remove Trustees “at any time” is vested in all holders of CWH’s common stock, as “[a]ll Shares . . . have equal non-cumulative voting rights . . . and equal . . . other rights.” Id. § 6.1 (emphasis supplied).

[4]

In fact, the Maryland Code governing REITs and its legislative history make clear that any alterations to the Code’s default voting provisions must be made in a REIT’s declaration of trust to be effective. See Legislative History to Md. Code Ann., Corps. & Ass’ns § 8-202(c); 1999 Ch. 395; House Bill 154, Explanation of Bill, at 2-3 (providing legislative history showing that adjustments to voting provisions that differ from the default statutory REIT laws must be contained in the declaration of trust: “[T]he changes to Section 8-202(c) permit the declaration of trust of a REIT to include a provision requiring for any action a greater proportion of votes than otherwise required by statute for that action.”) (Ex. 22).

[5]	See also Twenty Seven Trust v. Realty Growth Investors, 533 F. Supp. 1028, 1040 (D. Md. 1982) (any discrimination among shareholders within the same class must be contained in company charter).

B.	The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time Can Only Be Modified By Amendment To CommonWealth’s Declaration Of Trust

Because Maryland law mandates that the parameters for the removal of trustees and the delineation of shareholders’ voting rights be contained in a REIT’s declaration of trust or in statutory provisions,6 any attempt by a REIT’s trustees to alter these parameters or rights in a document other than the declaration of trust is invalid.7 Thus, any modifications to the right of all CWH shareholders to remove Trustees at any time must be made by amendment to CommonWealth’s Declaration of Trust, which, with limited exceptions not applicable here, requires both the vote of a majority of shareholders and the approval of a majority of trustees. Decl. of Trust § 8.3 (Ex. 3).8

There have been no amendments to the provisions set forth in the original Declaration of Trust filed in October 1986 granting all CWH shareholders the unequivocal right to remove Trustees at any time.

[6]	See Md. Code Ann., Corps. & Ass’ns §§ 8-202(b)(1)(viii), 8-205(a)(2).
[7]

See Darrin v. Hoff, 99 Md. 491 (1904) (finding invalid a bylaw purporting to limit the conditions under which directors could be elected because it conflicted with Maryland statutory law); Frankino v. Gleason, 1999 WL 1032773, 1999 Del. Ch. LEXIS 219 (Del. Ch. Nov. 5, 1999) (finding invalid a bylaw which effectively barred shareholders from acting through written consent because such a restriction was required to be found in company charter).

[8]	Although the Trustees are permitted to make certain “non-economic” changes to the Declaration of Trust, the Maryland Code governing REITs, as well as its legislative history, make plain that Trustees do not have the power to alter “the basic contract rights of shareholders,” including the right “to vote.” See Legislative History to Md. Code Ann., Corps. & Ass’ns § 8-501; 1999 Ch. 395; House Bill 154, Explanation of Bill, at 2 (“[T]he Bill changes Sections 2-306, 2-605, 2-607, and 8-501(e) to permit certain non-economic changes to be made to the charter of a corporation or the declaration of trust of a REIT with the approval of a majority of the entire board of directors or board of trustees, without the necessity of action by the shareholders” — such as “the name of the corporation or REIT”— and “[n]one of these changes affect what are generally regarded as the basic contract rights of shareholders, e.g., to receive dividends, to vote, to receive assets on liquidation and to exercise various other rights such as inspection of records and attending shareholders meetings.”) (Ex. 22).

C.	CommonWealth’s Trustees Have Bypassed The Declaration Of Trust And Unilaterally Modified The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time Through Bylaw Amendments

Rather than seek the required shareholder approval for an amendment to the Declaration of Trust, CommonWealth’s Trustees have unilaterally adopted Bylaws to limit, frustrate, and extinguish the vested right of all shareholders to remove Trustees at any time.

1.	2009 Bylaw Amendments ($2,000/1-Year Requirement)

The 2009 Bylaw Amendments limited the right of all CWH shareholders to seek the removal of Trustees at any time or to take any other actions by written consent by imposing a requirement that prior to the delivery of written consents, a request for a record date for the consent solicitation had to be made to CommonWealth by shareholders who had continuously held at least $2,000 in market value, or 1%, of CWH’s common shares for at least one year. See Bylaws, effective February 25, 2009, §§ 2.14.1(a), 2.15 (Ex. 5). Thus, the 2009 Bylaw Amendments modified the unequivocal right granted by the Declaration of Trust into a contingent right that is available to some shareholders, but not others, based on the quantity of stock owned and the amount of time the stock was owned. The backward-looking time ownership requirement is particularly disingenuous in that the relevant shareholders on a vote for the potential removal of trustees are not those who previously held CWH common stock, but those who will be CWH shareholders at a specified future date and whose interests are in the future of CommonWealth. Under the current bylaws, for example, a solicitation of written consents is based on the electorate at a future “consent record date” to be set by CommonWealth after receiving a “consent record date request notice.” Bylaws, effective March 1, 2013, § 2.15(a) (Ex. 8).

2.	2013 Bylaw Amendments (3%/3-Year Requirement)

The 2013 Bylaw Amendments are even more egregious, sharply limiting the right to commence the written consent process to only those shareholders who have continuously held at least 3% of CWH’s common shares for at least the past three years. See Bylaws, effective March 1, 2013, §§ 2.14.1(b), 3.14 (Ex. 8). The 2013 Bylaw Amendments have modified the unequivocal right granted by the Declaration of Trust into a contingent right that is available to but a select few (and if found to be enforceable would allow CommonWealth’s Trustees to unilaterally impose even more onerous requirements so that the right granted to all shareholders by the Declaration of Trust is available to no one).9 Indeed, when the 2013 Bylaw Amendments were disclosed after the close of business on Friday, March 1, 2013, there were no more than two shareholders who had a reported holding of 3% or more of CWH’s common stock for at least three years. (Ex. 1, 17–19). Of note, the 2013 Bylaw Amendments were adopted shortly after Plaintiffs, the beneficial holders of approximately 9.8% of CWH’s common shares at the time, announced their desire to “begin the process . . . to remove the entire Board of Trustees.” (Ex. 14). Moreover, the lengthy 3-year continuous time ownership requirement of 3% or more of CWH stock is particularly onerous as a shareholder’s percentage share over a three-year period is susceptible to intervals of dilution for all sorts of reasons outside of its control. For example, the Equity Offering that CommonWealth recently closed on March 5, 2013 significantly diluted shareholders.

[9]	For example, if the 3%/3-Year Requirement imposed by the 2013 Bylaw Amendments were found to be enforceable, there would be nothing to stop CommonWealth’s Trustees from unilaterally imposing a 6%/6-Year Requirement or a 9%/9-Year Requirement.

3.	The Bylaw Amendments Have Impermissibly Created Different And Shifting Classes Of Common Shareholders With Different Rights

By imposing the $2,000/1-Year Requirement through the 2009 Bylaw Amendments, CommonWealth’s Trustees created two classes of common shareholders – one class with the right and ability to seek the removal of Trustees and take other actions and one class without that right — solely based on the quantity of stock owned and the amount of time the stock was owned. With the 2013 Bylaw Amendments adopted on March 1, 2013, CommonWealth’s Trustees drastically reduced the size of the class with the right and ability to seek the removal of Trustees to those few who could satisfy the onerous 3%/3-Year Requirement.

Under the Declaration of Trust, different CWH shareholders should not have different rights. Rather, “[a]ll Shares shall have equal non-cumulative voting rights . . . and equal . . . other rights,” including the equal right to seek a vote on the removal of Trustees. Decl. of Trust, §§ 2.3, 6.1 (Ex. 3). CommonWealth’s Trustees, however, have unilaterally allocated the right to seek the removal of trustees to different and ever more limited groups of shareholders based on specious and onerous backward-looking time ownership requirements.

Because the 2009 Bylaw Amendments and the 2013 Bylaw Amendments imposing the $2,000/1-Year Requirement and the 3%/3-Year Requirement are inconsistent with the Declaration of Trust, they are each “invalid and unenforceable.” Kenney, 22 Md. App. at 713–14; see also Md. Code Ann., Corps. & Ass’ns § 8-301(11); Decl. of Trust § 3.3 (Ex. 3).

D.	The Clear Effect Of The Bylaw Amendments Is To Limit, Impair, And Destroy The Unequivocal Right Of All CWH Shareholders To Remove Trustees At Any Time

As Maryland courts have long made clear, “a corporation has no power to adopt bylaws which impair or destroy the obligations of contracts or rights thereunder or vested rights, and . . . bylaws which have that effect are invalid and unenforceable.” Kenney, 22 Md. App. at 713-14; see also Phillips, 1987 WL 16285, at *9, 1987 Del. Ch. LEXIS 474, at *29 (“[B]y-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter.”).10

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Nor does a REIT have the power to take action that is inconsistent with the “promot[ion] and attain[ment of] the purposes set forth in its declaration of trust.” Md. Code Ann., Corps. & Ass’ns § 8-301(15). Here, the Declaration of Trust states that CommonWealth’s “principal purpose” is to “invest[] in real property and interests therein” and “that the Trustees will hold any and all property . . . together with the proceeds thereof, in trust, . . . for the benefit of [share]holders.” Decl. of Trust, Preamble (Ex. 3) (emphasis supplied). The actions of CommonWealth’s Trustees to unilaterally impair and destroy rights granted to CWH shareholders in the Declaration of Trust is antithetical to this statement of purpose.

Here, the Bylaw amendments unilaterally adopted by CommonWealth’s Trustees are invalid and unenforceable because their clear effect, among other things, is to limit, impair, and destroy the unequivocal right of all CWH shareholders to remove Trustees at any time granted by the Declaration of Trust. Prior to the adoption of the 2013 Bylaw Amendments on March 1, 2013, there were no more than two shareholders who had a reported holding of 3% or more of CWH’s common stock for at least three years. (Exs. 1, 17-19). On March 5, 2013, CommonWealth closed the Equity Offering in which 34,500,000 new shares of common stock, or over 40% of the then outstanding common shares of CommonWealth, were issued, thereby diluting the percentage shares of pre-existing shareholders. (Ex. 15).

CONCLUSION

CommonWealth’s Declaration of Trust vests all holders of CWH’s common stock with the unequivocal right to remove Trustees at any time with the vote of, or consent from, holders of two-thirds of CWH’s outstanding shares, and the Maryland REIT Law mandates that the parameters for the removal of trustees and the voting rights of shareholders be contained in a REIT’s declaration of trust or in statutory provisions. CommonWealth’s Trustees, however, have unilaterally adopted Bylaw Amendments that are inconsistent with, and have the effect of limiting, impairing, and destroying, the unequivocal rights of CWH shareholders granted in the

Declaration of Trust. Under established Maryland law, the 2009 Bylaw Amendments and the 2013 Bylaw Amendments imposing the $2,000/1-Year Requirement and the 3%/3-Year Requirement are invalid and unenforceable. See Kenney, 22 Md. App. at 713-14; Md. Code Ann., Corps. & Ass’ns §§ 8-202(b)(1)(viii), 8-205(a)(2).

Accordingly, Plaintiffs respectfully request that the Court (i) grant summary judgment in their favor on Count I of the Amended Complaint and declare that the 2013 Bylaw Amendments imposing the 3%/3-Year Requirement are invalid and unenforceable as a matter of law; and (ii) grant summary judgment in their favor on Count II of the Amended Complaint and declare that the 2009 Bylaw Amendments imposing the $2,000/1-Year Requirement are invalid and unenforceable as a matter of law.

Dated:	Baltimore, Maryland	Respectfully submitted,
March 15, 2013

/s/ John F. Morkan III John F. Morkan III
Jackson B. Boyd
OBER KALER GRIMES & SHRIVER
A PROFESSIONAL CORPORATION
100 Light Street
Baltimore, Maryland 21202
Phone: 410.685.1120
Fax: 410.547.0699

Of Counsel:		Attorneys for Plaintiffs

Adam H. Offenhartz James L. Hallowell Aric H. Wu GIBSON, DUNN & CRUTCHER LLP 200 Park Avenue New York, NY 10166-0193 Phone: 212.351.4000 Fax: 212.351.4035

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